================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        SUBURBAN OSTOMY SUPPLY CO., INC.
                           (NAME OF SUBJECT COMPANY)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  864471 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               DONALD H. BENOVITZ
                                   PRESIDENT
                              75 OCTOBER HILL ROAD
                         HOLLISTON, MASSACHUSETTS 01746
                                 (508) 429-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 75 October Hill Road, Holliston, Massachusetts 01746. The title of the class of equity securities to which this statement relates is the common stock, no par value per share, of the Company (the "Company Common Stock").

ITEM 2.  TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Inva Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated December 22, 1997, to purchase all of the outstanding shares of Company Common Stock (the "Shares") at a price of $11.75 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 1997, (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of certain conditions, a merger will be effected under the terms of which either: (i) in the event that Purchaser acquires less than 90% of the outstanding Shares pursuant to the Offer, Purchaser will be merged with and into the Company, with the Company surviving the merger, or (ii) in the event that Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer, and Purchaser determines, in its sole discretion to use the "short form" merger procedure described below, the Company will be merged with and into Purchaser, with Purchaser surviving the merger (the entity surviving either of the transactions described in clauses (i) and (ii) of this statement being hereinafter referred to as the "Surviving Corporation"). Irrespective of how the merger is structured, the Surviving Corporation will be a wholly owned subsidiary of Parent ( the "Merger"). A copy of the Merger Agreement is filed herewith as Exhibit 1, and is incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at One Invacare Way, Elyria, Ohio 44036.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth below, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including without limitation any material contract, agreement, arrangement or understanding (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any officer or director, any member of the family of any officer or director or any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

     Stock Options. Pursuant to the terms of the 1995 Stock Option Plan as currently in effect (the "Option Plan"), all outstanding stock options (the "Company Stock Options") under the Option Plan, whether or not such Company Stock Options would otherwise then be exercisable, shall become immediately exercisable upon a Change in Control of the Company (as defined in the Option
Plan), which would occur upon completion of the Offer. As a result, all outstanding Company Stock Options will be exchanged for, and the holder of each such Company Stock Option will be entitled to receive upon surrender of such Company Stock Option for cancellation, cash equal to the product of (x) the difference between the Per Share Amount and the exercise price of each such Company Stock Option multiplied by (y) the number of Shares covered by such Company Stock Option. As of December 17, 1997, there were Company Stock Options covering 795,895 Shares outstanding at exercise prices ranging from approximately $.81 to $11.00. Upon the acceleration of the Company Stock Options, certain executive officers and directors of the Company will respectively receive, in exchange for cancellation of previously vested Company Stock Options and Company Stock Options accelerated as a result of the Merger, the following amounts, representing the Per Share Amount less the exercise price of the Company Stock Options: Herbert P. Gray will receive $2,035,500; Donald H. Benovitz will receive $1,357,000; Stephen N. Aschettino will receive $1,696,250 and John G. Manos will receive $1,332,377.

  Employment Agreements

     Effective July 3, 1995, the Company entered into five (5) year employment agreements with each of Messrs. Gray, Benovitz, Aschettino, Bohan and Manos. Mr. Gray's agreement provides for his employment as Chairman of the Board of Directors and Chief Executive Officer at an initial base annual salary of $150,000. Mr. Benovitz' agreement provides for his employment as President and Chief Operating Officer of the Company at a base annual salary of $195,000. Mr. Aschettino's agreement provides for his employment as Vice President, Chief Financial Officer, Treasurer and Clerk of the Company at an initial base annual salary of $115,000. Mr. Bohan's agreement provides for his employment as Vice President of Sales and Marketing of the Company at an initial base annual salary of $130,000. Mr. Manos' agreement provides for his employment as Vice President of MIS of the Company at an initial annual base salary of $100,000. Each of the foregoing agreements provides for annual salary increases (i) to reflect increases in the applicable consumer price index and (ii) in such other amounts, if any, as determined by the Company's Compensation Committee. In addition, Messrs. Gray, Benovitz, Aschettino, Bohan and Manos are eligible to receive bonuses upon the achievement by the Company of certain financial targets determined by the Company's Compensation Committee. Each of the employment agreements extends until July 1, 2000, with annual renewals thereafter unless terminated prior thereto in accordance with their respective terms.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

     Indemnification of Officers and Directors. The Company's Restated Articles of Organization, as amended ("Articles of Organization"), contain a provision which limits directors' and officers' liability to the fullest extent permitted by the Massachusetts Business Corporation Law (the "MBCL"). Another provision requires the Corporation to indemnify its current and former directors and officers against any and all liabilities and expenses incurred in connection with their service in such capacities to the maximum extent permitted by the MBCL. The provision allows for the advancement of expenses to the fullest extent permitted by MBCL to the persons mentioned above. In addition, the Company's By-Laws provide that the Company must indemnify directors and officers against liabilities incurred in their capacities as such to the fullest extent permitted by MBCL, as in effect from time to time.

     The Company has entered into separate indemnification agreements with certain of its directors and its officers. These agreements require the Company, among other things, to indemnify the directors and officers of the Company against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company or arising from certain other actions taken by the indemnitee), to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. These indemnification agreements will be terminated on or before the Effective Time (as such term is defined herein) of the Merger.

     The Merger Agreement provides that for a period of six (6) years following the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent as would have been permitted in their respective articles of organization or by-laws consistent with applicable law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, reimburse such officers and directors, from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such officers and directors; provided that such reimbursement shall be conditioned upon such officer's or director's agreement promptly to return such amounts to the Company if a court of competent jurisdiction shall ultimately determine that indemnification of such officer or director is prohibited by applicable law. The Company will maintain for a period of not less than six (6) years from the Effective Time, the Company's current directors' and officers' insurance and indemnification policy (or a policy providing substantially similar coverage) to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement; provided that the Company shall not be required to spend as an annual premium for such D&O Insurance an amount in excess of 150% of the annual premium paid for directors' and officers' insurance in effect prior to the date of the Merger Agreement; and provided further that the Company shall nevertheless be obligated to provide such coverage as may be obtained for such amount.

  Affiliated Leases

     The Company leases a distribution center in Atlanta, Georgia from the Suburban Grayson Atlanta Partnership, a Georgia general partnership in which Messrs. Gray and Melvin Aronson each has a 50.0% interest. In May 1995, the Company exercised an option to renew the lease covering this property through August 4, 2006. The annual rent during each of fiscal years 1996 and 1997 was $160,000.

     The Company leases its distribution center in Holliston, Massachusetts from GBA Realty Trust, a Massachusetts realty trust in which Messrs. Gray, Aronson and Benovitz have a 40%, 40% and 20% interest, respectively. This lease, which expires in December 31, 2006, provides for monthly rental payments equal to 110% of the amounts due and payable each month under a promissory note between GBA Realty Trust and United of Omaha Life Insurance, provided that the minimum annual rent is $329,037. The rent paid to GBA Realty Trust was $330,000 during fiscal year 1996 and $333,000 during fiscal year 1997. Such promissory note is the obligation solely of GBA Realty Trust and is not guaranteed by, or otherwise an obligation of, the Company.

     In addition, the Company leases its South Bend, Indiana distribution center from GBA Realty Corp., an Indiana corporation in which Messrs. Gray, Aronson, Benovitz, Aschettino and Bohan and Mr. Doug Gray own 20%, 30%, 20%, 10%, 10% and 10%, respectively, of the outstanding capital stock. The lease, which expires on July 31, 2003, provides for an annual rent of $108,000, subject to periodic adjustments, at the option of GBA Realty Corp.

  Other Related Party Arrangements

     The Company provides general business insurance to GBA Realty Corp., GBA Realty Trust and Suburban Grayson Atlanta Partnership under its umbrella policy.

  Life Insurance Policies

     On June 30, 1995, life insurance policies in the amount of $2.5 million for each of Messrs. Gray and Aronson, which had previously been carried by the Company were transferred to each of them. In the event of either individual's death, the proceeds of this insurance were to be used to repurchase the individual's stock in the Company at book value. In return for the transfer of the insurance, the executives exchanged certain notes payable to them from the Company and issued notes payable to the Company of $129,520, an amount equal to the difference between the old notes payable and the cash surrender value of the insurance, plus prepaid insurance premiums at the date of transfer.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as
Exhibit 1.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment or pay for Shares is subject, among other things, to the satisfaction of the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Parent and Purchaser represents at least two-thirds of the total number of outstanding shares of the Company, assuming the exercise of all outstanding options, rights and convertible securities (if any), and the issuance of all shares of the Company that the Company is obligated to issue and certain other conditions that are set forth on Annex 1 to the Merger Agreement (the "Minimum Condition"). Pursuant to the terms of the Merger Agreement, Parent and Purchaser expressly reserve the right to waive any of the conditions to the Offer (including the Minimum Condition). The expiration date of the Offer is January 22, 1998. If by Midnight, New York City time, on Thursday, January 22, 1998, (or any other date or time then set as the expiration date) all conditions to the Offer have not been satisfied or waived, and if Purchaser determines that all such conditions are reasonably capable of being satisfied and subject to the rules of the Securities and Exchange Commission (the "Commission") with respect to extension of time periods, the Merger Agreement provides that the Offer will be extended from time to time until such conditions are satisfied or waived, provided, however, that the Merger Agreement does not obligate Purchaser to extend the Offer beyond January 31, 1998.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer and may terminate the Offer at any time after January 31, 1998, if (i) the Minimum Condition has not been satisfied; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") has not expired or terminated; or (iii) at any time after the date of the Merger Agreement, and before acceptance for payment of any shares of Company Common Stock, any of the following events shall occur and be continuing: (a) there shall be instituted or pending by any Federal, state or local government or any court, administrative agency or commission or other governmental authority, foreign or domestic (a "Governmental Entity"), any suit, action or proceeding (i) challenging the acquisition by Parent or Purchaser of any shares of Company Common Stock under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of Parent's subsidiaries of a material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger or (iii) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such shares of Company Common Stock on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company; (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that would result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; (c) any of the representations and warranties of the Company and its subsidiaries contained in the Merger Agreement shall not be true and correct at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), in each case except as contemplated or permitted by the Merger Agreement, and except, in the case of any such breach when such breach would not have, individually or in the aggregate, a Material

Adverse Effect (as defined in the Merger Agreement) with respect to the Company or materially affect the ability of the Company to consummate the Merger or Purchaser to accept for payment or pay for shares of Company Common Stock pursuant to the Offer; (d) the Company shall have failed to perform the obligations required to be performed by it under the Merger Agreement at or prior to the date of expiration of the Offer, including but not limited to its obligations under "Transaction Proposals" below (except for such failures to perform as have not had or would not individually or in the aggregate, have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the Merger or Purchaser to accept for payment or pay for shares of Company Common Stock pursuant to the Offer); (e) the Board of Directors of the Company or any committee thereof shall have (i) withdrawn, modified or amended in any respect adverse to Parent or Purchaser its approval or recommendation of the Offer or the Merger, (ii) recommended or approved any Transaction Proposal from a person other than Parent, Purchaser or any of their respective affiliates, (iii) failed to publicly announce, within ten (10) business days after the occurrence of a Transaction Proposal, its opposition to such Transaction Proposal, or amended, modified or withdrawn its opposition to any Transaction Proposal in any manner adverse to Parent or Purchaser or (iv) resolved to do any of the foregoing; (f) the Merger Agreement shall have been terminated in accordance with its terms; or which, in the good faith judgment of Parent or Purchaser, in its sole discretion, make it inadvisable to proceed with such acceptance of shares of Company Common Stock for payment or the payment therefor.

     Board of Directors. The Merger Agreement provides that effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer such that the Parent or Purchaser shall own at least a majority of the Shares on a fully diluted basis, the Parent will be entitled to designate the number of Directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this provision of the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser or the Parent (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding, and the Company will take all necessary action to cause the Parent's designees to be elected or appointed to the Company's Board of Directors. The Merger Agreement also provides that the Company will use its best efforts to cause individuals designated by the Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of each committee of the Board (other than committees established to take action under the Merger Agreement), each board of directors of each subsidiary of the Company and each committee of each such board. The Company's obligations to appoint designees to the Board of Directors are subject to
Section 14(f) of the Exchange Act. The Company has agreed to take all action required pursuant to Section 14(f) and Rule 14(f)-1 in order to fulfill its obligations to appoint such directors, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder, which Information Statement is attached hereto as Annex 1. The Merger Agreement further provides that in the event that Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company will have at least two (2) directors who are directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries.

     Vote Required to Approve Merger. The MBCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short form" merger procedure described below is not available, by the holders of two-thirds of the Company's outstanding Shares. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the MBCL, the affirmative vote of holders of two-thirds of the outstanding Shares (including any Shares owned by Purchaser), is generally required to approve the Merger. If Purchaser acquires, through the Offer or otherwise, voting power with respect to at least two-thirds of the outstanding Shares (which would be the case if the Minimum Condition was satisfied and Purchaser was to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect a merger of the Company with and into Purchaser without the vote of any other stockholders of the Company. However, the MBCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary merging into the parent without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could effect a merger of the Company into Purchaser using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company. In such an event, stockholders of the Company shall not be adversely affected thereby (other than the right to receive a proxy statement, attend a meeting of the stockholders and vote on the Merger, which shall no longer be applicable).

     Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction of certain conditions, including the following: (1) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of holders of two-thirds of the outstanding Shares, (2) the expiration or termination of the applicable waiting period under the HSR Act; and (3) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition preventing or prohibiting the acceptance for payment of or payment for Shares pursuant to the Offer or the consummation of the Merger being in effect; provided, however, that each of the parties shall have used their best efforts to have any such injunction, order, restraint or prohibition or other order vacated.

     Termination of the Merger Agreement The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the "Effective Time"), whether before or after approval by the stockholders of the Company (1) by mutual written consent of Purchaser and the Company; (2) by either Purchaser or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable or if any other legal restraint or prohibition preventing or prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or Merger shall be in effect and shall have become final and non-appealable: (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations thereunder required to be performed at or prior to the Effective Time); (3) by the Company if Purchaser has not (a) commenced the Offer within five (5) business days after the initial public announcement of Parent's intention to commence the Offer or (b) accepted for payment any Shares pursuant to the Offer prior to March 31, 1998 (other than due to the failure of the Company to perform its obligations thereunder); (4) by Purchaser in the event of a material breach or failure to perform in any material respect by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured within twenty (20) days after the giving of written notice to the Company; (5) by the Company upon its execution, prior to the Parent or Purchaser's purchase of Shares pursuant to the Offer, of a binding agreement with a third party with respect to a Transaction Proposal (as defined below in "Transaction Proposals"), provided that it has complied with all provisions of the Agreement, including the notice provisions described in "Transaction Proposals" below, and that it pays the Termination Fee (as defined below) as provided in the terms of the Merger Agreement described below in "Fees and Expenses;" (6) by the Company in the event of a material breach or failure to perform in any material respect by Purchaser or Parent of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured within twenty (20) days after the giving of written notice to the Parent and Purchaser; or (7) by Purchaser if Purchaser terminates the Offer as a result of the occurrence of any event set forth under "Certain Conditions of the Offer."

     Transaction Proposals. The Merger Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) will directly or indirectly initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Transaction Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any of its officers, directors, or employees of any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with their financial advisors and after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, subject to compliance with the notification provisions discussed below and the receipt of a confidentiality agreement containing terms and provisions substantially similar to those contained in the confidentiality agreement executed by the Company and Parent,
(a) furnish information to or enter into discussions or negotiations with any person or entity that makes an unsolicited written, bona fide proposal, to acquire the Company and/or its subsidiaries pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction in respect of which such person or entity has the necessary funds or commitments therefor. The Merger Agreement defines "Transaction Proposal" as any of the following (other than the transactions between the Company and Purchaser contemplated by the Offer and the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for, or the acquisition (or right to acquire) of beneficial ownership by any person, group or entity, other than a person, group or entity which has signed the Stockholders Agreement (as such term is defined herein), of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or
(iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Merger Agreement provides further that if a Transaction Proposal exists and the Board of Directors of the Company, after consultation with their financial advisors and after consultation with and based upon advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel) determines in good faith that such action is necessary for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law in connection with such Transaction Proposal, the Board of Directors of the Company may, at any time prior to the acceptance for payment of Shares pursuant to the Offer and subject to the notification requirements described below: (i) withdraw or modify its recommendation of the Offer, the Merger or the Merger Agreement and (ii) make to the Company's stockholders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act with respect to any tender offer, or take any other legally required action with respect to such tender offer (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws).

     The Merger Agreement obligates the Company to promptly advise Purchaser orally and in writing of any request for nonpublic information from, or discussions or negotiations with, any person or entity or of any Transaction Proposal known to it, the material terms and conditions of such request or Transaction Proposal and the identity of the person or entity making such request or Transaction Proposal, and to promptly inform Purchaser of any material change in the details of such request, the contents of any discussions or negotiations or any material change in such Transaction Proposal. In addition, neither the Board of Directors nor any committee thereof may take any action with respect to the matters set forth in clauses (i) or (ii) of the last sentence of the preceding paragraph until a time that is after the later of the fourth business day following Purchaser's receipt of written notice advising it that the Board of Directors of the Company has received a Transaction Proposal, specifying the material terms thereof and identifying the person making the same and, in the event of any amendment to the price or any material term of a Transaction Proposal, two (2) business days following Purchaser's receipt of written notice containing the material terms of such amendment, including any change in price (it being understood that each further amendment to the price or any material terms of a Transaction Proposal will necessitate an additional written notice to Parent and an additional two (2) business day period prior to which the Company can take the actions set forth in the last sentence of the preceding paragraph).

     Fees and Expenses. The Merger Agreement provides that except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Merger Agreement further provides that, subject to the last sentence of this paragraph, the Company will pay to Purchaser the amount equal to 4.25% of the aggregate consideration to be paid pursuant to the Merger Agreement (the "Termination Fee") if any person (other than Purchaser or any of its affiliates) has made, proposed, communicated or disclosed a Transaction Proposal in a manner which is or otherwise becomes public and the Merger Agreement is terminated: (1) by the Company in accordance with the provisions described above in clause 5 of "Termination of the Merger Agreement" or in accordance with the provisions described above in clause 3 of "Termination of the Merger Agreement" if Purchaser's failure to accept Shares for payment results from the failure of the Minimum Condition to be satisfied or the occurrence of any of the events set forth in subparagraphs (c), (d) or (e) of "Certain Conditions of the Offer" or (2) by Purchaser in accordance with the provisions described above in clause 4 of "Termination of the Merger Agreement" or in accordance with the provisions described above in clause 7 of "Termination of the Merger Agreement" if Purchaser's failure to accept Shares for payment results from the failure of the Minimum Condition to be satisfied or the occurrence of any of the events set forth in subparagraphs (c), (d) or (e) of "Certain Conditions of the Offer." Notwithstanding the foregoing, the Merger Agreement provides that no Termination Fee will be payable if such termination is based upon the Company's breach of certain representations and warranties relating to the absence of a Material Adverse Change (as defined below) in its business and the absence of any condition, event or occurrence which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined below) on the Company or give rise to a Material Adverse Change with respect to the Company.

     The Merger Agreement defines the terms Material Adverse Change or Material Adverse Effect to mean, when used in connection with the Company, any change or effect that either individually or in the aggregate with all such other changes or effects is materially adverse to the business, financial condition, prospects or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Material Adverse Change or Material Adverse Effect will be deemed to have occurred as a result solely of any one or more of: (i) those matters described in a separate writing dated the date of the Merger Agreement and specifically referencing the pertinent section of the Merger Agreement delivered by the Company to Parent, (ii) general economic conditions affecting generally the industry in which the Company competes and general market conditions in the United States, or (iii) changes after the date of the Merger Agreement in the relationship between the Company and any customer or supplier, so long as any such change is not attributable to or does not arise from a breach by the Company of any of its representations, warranties or covenants contained in the Merger Agreement.

     In addition, in connection with any termination of the Merger Agreement under any circumstance in which the Termination Fee would be payable, the Merger Agreement provides that the Company will also be obligated, simultaneously with such termination, to reimburse Purchaser for all out-of-pocket expenses and fees in an aggregate amount not to exceed $1.5 million.

     Conduct of Business by the Company. The Merger Agreement provides that until the earlier of the Effective Time and consummation of the Offer, the Company will, and will cause its subsidiaries to, act and carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice and, to the extent consistent therewith, use their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement until the earlier of the Effective Time and consummation of the Offer, the Company will not, and will not permit any of its subsidiaries to, without Purchaser's prior written consent:
(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for the acquisition of shares of Company Common Stock from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options outstanding on the date of the Merger Agreement; (d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights, other than an increase in the number of shares subject to the Stock Option Plan pursuant to existing contractual obligations and the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms); (e) in the case where the Company, amends its Articles of Organization, by-laws or other comparable charter or organizational documents; (f) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof material to the Company; (g) other than as specifically permitted by the Merger Agreement, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which do not exceed $1.0 million individually and $3.0 million in the aggregate, except sales of inventory, in the ordinary course of business consistent with past practice; (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice; (i) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company, other than loans to employees in the ordinary course of business not to exceed $1,000 in any one case or 25,000 in the aggregate; (j) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction, (i) of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (ii) claims settled or compromised to the extent permitted under clause (n) below, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, permit, contract or other document, other than in the ordinary course of business consistent with past practice; (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization; (l) enter into any new collective bargaining agreement; (m) change any material accounting principle used by it; (n) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise is not material to the Company; or (o) authorize any of, or commit or agree to take any of, the foregoing actions.

     Stock Options and Bank Warrant. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company's Stock Option Plan) will adopt such resolutions or take such other actions if any, as may be reasonably required to: (1) adjust the terms of all outstanding Company Stock Options to purchase the Company Common Stock granted under the Stock Option Plan, whether vested or unvested, as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time will vest as a consequence of the Merger and be canceled in exchange for a payment from the Company after the Merger (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of Company Common Stock subject to such Company Stock Option and (b) the excess of $11.75 over the exercise price per share of Company Common Stock subject to such Company Stock Option and applicable withholding taxes, payable in cash immediately following the Effective Time of the Merger; (2) cause the cancellation of an outstanding warrant to purchase 86,180 shares of

Company Common Stock (the "Bank Warrant") by causing a "Redemption Event" (as defined in the Bank Warrant) to occur and taking such other steps as may be necessary to cause such cancellation, including making all payments required to be made in connection therewith.

     Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Parent, Purchaser and the Company will use their reasonable best efforts and cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach or violation, or an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental authorities or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger and
(ii) in promptly making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations. Notwithstanding the foregoing, or any other covenant contained in the Merger Agreement, in connection with the receipt of any necessary approvals under the HSR Act, neither the Company nor any of its subsidiaries will be entitled to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its subsidiaries, without Purchaser's prior written consent. The Merger Agreement requires the Company to make, subject to the condition that the transactions contemplated by the Merger Agreement actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such divestitures need not themselves be effective or made until after the transactions contemplated hereby actually occur) required in order to comply with the antitrust requirements or laws of any Governmental Entity, including the HSR Act, in connection with the transactions contemplated by the Merger Agreement; provided that no such divestiture or undertaking may be made unless acceptable to Purchaser. Each of the parties has also agreed to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from The Nasdaq National Market ("Nasdaq"), provided that such delisting shall not be effective until after the Effective Time of the Merger. The Merger Agreement also contains an acknowledgment by the parties that it is Purchaser's intent that the Shares following the Offer and the Merger will not be quoted on Nasdaq or listed on any national securities exchange.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties, including representations from the Company to the Parent and Purchaser with respect to, among other things, its organization, subsidiaries, capitalization, authorization and validity of the Merger Agreement, consents and approvals, public filings and financial statements, undisclosed liabilities, conduct of business and absence of certain adverse changes or events, labor matters, compliance with laws, employee benefit plans, tax matters, litigation, employee benefit plans, environmental matters, material contracts, brokers and finders and opinion of financial advisor, recommendation of the Board of Directors, state takeover statutes, intellectual property, related party transactions, permits, insurance policies, business practices, relationships with suppliers and customers and product warranties.

     Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that the affirmative vote of the majority of the Directors of the Company, who were Directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries, will be required to \(i) amend or otherwise modify the Company's Articles of Organization, (ii) approve any amendment, modification or waiver by the Company of any provisions of the Merger Agreement or (iii) approve any other action by the Company that materially and adversely affects the interests of the stockholders of the Company (other than Purchaser and Parent) with respect to the transactions contemplated hereby, including without limitation any actions which would constitute a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement.

     Appraisal Rights. Under the MBCL, stockholders of the Company will not be entitled to appraisal rights as a result of the Offer. However, if the Merger is consummated, the Company's stockholders will be entitled to appraisal rights, pursuant to the provisions of Chapter 156B of the MBCL. If the Merger is approved by the stockholders of the Company at a meeting of stockholders and the Merger is effected by the Company, then any stockholder (1) who files with the Company before the taking of the vote on the Merger, written objection to the proposed action stating that such stockholder intends to demand payment for such stockholder's Shares if the action is taken and (2) whose Shares are not voted in favor of such action has or may have the right to demand in writing from the Company, within twenty (20) days after the date of mailing to such stockholder of notice in writing that the corporate action has become effective, payment for such stockholder's Shares and an appraisal of the value thereof. The Company and any such stockholder shall in such case have the rights and duties and shall follow the procedures set forth in sections 86 to 98, inclusive, of the MBCL. Failure to vote against the Merger will constitute a waiver of such rights set forth in Exhibit 2 filed herewith. Except as set forth herein, stockholders of the Company will not be entitled to appraisal rights in connection with the Merger.

     Within ten (10) days after the date on which the Merger becomes effective, the Company must notify each stockholder who, in compliance with the requirements described above, filed a written objection and did not vote any Shares in favor or such action, that the action approved at the meeting of the stockholders of the Company has become effective. If within twenty (20) days after the date of mailing of this notice, any stockholder to whom the Company is required to give such notice demands in writing from the Company payments for such stockholder's Shares, the Company will pay to such stockholder the fair value of the Shares within thirty (30) days after the expiration of the period during which such demand may be made. If during this thirty (30) day period, the Company and any such objecting stockholder fail to agree as to the value of such Shares, the Company or any such stockholder, may within four (4) months after the expiration of such thirty (30) day period demand a determination of the value of the Shares of all such objecting stockholders by a bill in equity filed in the superior court in the county where the Company's principal offices are located in Massachusetts.

     If Parent acquires 90% or more of the Company's Common Stock and elects to use a short form merger in which a vote of stockholders is not required for approval of the Merger, then within ten (10) days after the Effective Time, Parent must send a written notice to each stockholder of the Company. Such notice must set forth the date of filing of the articles of merger and the effective date of the Merger, the terms and conditions of the Merger and the right of any stockholder who objects to the Merger to demand in writing from Parent payment for his, her or its Shares and appraisal thereof. If any stockholder demands in writing from Parent within twenty (20) days after the mailing of such notice payment for his, her or its Shares and an appraisal thereof, such stockholder and Parent shall in such case have the rights and duties and follow the procedures set forth in Sections 89 to 98, inclusive, of the MBCL.

     The foregoing is only a partial summary of sections 86 and 98, inclusive, of the MBCL and is qualified in its entirety by reference to the provisions thereof, the full text of which is filed herewith as Exhibit 2 and is incorporated herein by reference.

STOCKHOLDERS AGREEMENT

     Simultaneously with the execution of the Merger Agreement, Herbert P. Gray, Donald H. Benovitz, Summit Ventures III, L.P., Summit Investors II, L.P. and Summit Subordinated Debt Fund, L.P. (collectively, the "Selling Stockholders") entered into a Stockholders Agreement with Parent and Purchaser (the "Stockholders Agreement"). The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which is filed herewith as Exhibit 3.

     Tender of Shares. In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a separate Stockholders Agreement with each of the Selling Stockholders. Upon the terms and subject to the conditions of the Stockholders Agreement, each of the Selling Stockholders has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, no later than the fifteenth business day after commencement of the Offer, the number of Shares owned beneficially by such Selling Stockholder. The Selling Stockholders beneficially own an aggregate of 4,867,465 Shares directly and Messrs. Gray and Benovitz hold Company Stock Options to purchase an aggregate of 310,000 additional Shares (which aggregate number of Shares represent approximately 45% of the Company's outstanding Shares on a fully diluted basis).

     Provisions Concerning the Shares. The Selling Stockholders have agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, the Selling Stockholders will vote (or cause to be voted) the Shares held of record or beneficially owned by each of such Selling
Stockholders: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, and the Stockholders Agreement and any actions required in furtherance thereof; and (ii) against any Transaction Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholders Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Offer or to the Merger not being fulfilled. In addition, each of the Selling Stockholders has appointed representatives of Parent and certain officers of Parent as proxies to vote such Selling Stockholder's Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any Transaction Proposal. Each of the Selling Stockholders also has agreed not to transfer such Selling Stockholder's Shares (other than to certain permitted transferees who would be required, as a condition to any such transfer, to sign a similar Stockholders Agreement) and not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Transaction Proposal.

     Other Covenants, Representations and Warranties. In connection with the Stockholders Agreement, each of the Selling Stockholders made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Selling Stockholder's authority to enter into and perform its or his obligations under the Stockholders Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of encumbrances on and in respect of the Selling Stockholder's Shares. Parent and Purchaser have made certain representations and warranties with respect to Parent and Purchaser's authority to enter into the Stockholders Agreement and the absence of conflicts and requisite governmental consents and approvals.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     Background. In July, 1997, the Board of Directors of the Company determined that, in light of (i) increasing consolidation among distributors of home health care supplies, (ii) increasing consolidation among the Company's customer base and (iii) the fact that certain manufacturers of disposable home health care supplies had broadened the distribution of their products, which had increased competition from larger, national distributors of medical products with substantial sales forces and greater capital resources, it would be in the best interest of the stockholders of the Company to consider the potential sale of the Company. On July 15, 1997, the Company engaged Bear, Stearns & Co. Inc. ("Bear Stearns") to serve as its financial advisor to explore strategic alternatives to enhance stockholder value, including a potential sale of the Company.

     In August, 1997, Bear Stearns contacted a competitor of the Company in the medical supply distribution industry to determine whether it had an interest in acquiring the Company and the Company entered into an agreement with the competitor pursuant to which the competitor would have until August 19, 1997 to negotiate mutually acceptable terms with the Company. Following two (2) meetings with the competitor, during which the competitor conducted due diligence and discussed the terms of a potential transaction, the competitor made a preliminary oral offer to purchase the Company in a stock-for-stock transaction, subject to further due diligence. The Company declined the offer and the Board of Directors directed Bear Stearns to solicit interest from other potential acquirors.

     In late August, 1997, Thomas R. Miklich, Parent's Chief Financial Officer, General Counsel, Treasurer and Secretary, contacted Donald H. Benovitz, the Company's President and Chief Operating Officer, and informed him of Parent's interest in acquiring the Company. Shortly thereafter, Mr. Miklich was contacted by a representative of Bear Stearns who indicated that Bear Stearns had been retained by the Company to explore strategic alternatives to enhance stockholder value. The Bear Stearns representative indicated that among the alternatives to be explored was the potential sale of the Company.

     A Confidential Information Memorandum describing the Company was prepared in September, 1997. Bear Stearns contacted twelve (12) potential strategic buyers (excluding the competitor who had been approached in the first instance, and including Parent) who were deemed to be viable candidates to acquire the Company. Of the twelve (12) potential strategic buyers, seven (7) signed a Confidentiality Agreement and received the Confidential Information Memorandum.

     On September 5, 1997, Parent executed a Confidentiality Agreement with the Company. On September 11, 1997, at the Company's executive offices in Holliston, Massachusetts, A. Malachi Mixon, III, Parent's Chairman and Chief Executive Officer, Mr. Miklich, Thomas J. Buckley, then Parent's Group Vice-
President -- Standard Products and Louis F. J. Slangen, Parent's Senior Vice President -- Sales and Marketing, met with Herbert P. Gray, the Company's Chairman and Chief Executive Officer, Mr. Benovitz, Steven N. Aschettino, the Company's Vice President and Chief Financial Officer, Patrick Bohan, the Company's Vice President of Sales and Marketing, and John Manos, the Company's Vice President of MIS, and discussed the benefits of a close relationship between the two (2) companies. The parties discussed the possibility of Parent becoming a supplier to the Company as well as the potential benefits of a merger between Parent and the Company.

     Following this meeting, Parent was provided with additional information concerning the Company. On October 3, 1997, Parent sent Bear Stearns a letter outlining its preliminary interest in acquiring the Company. The letter included a discussion of Parent's preliminary views of the consideration involved in such a transaction and identified further steps that would be required to finalize the terms and conditions of a formal acquisition proposal.

     Of the seven (7) potential strategic buyers to whom a copy of the Confidential Information Memorandum was sent, one (1) such party in addition to Parent made a preliminary bid to acquire the Company.

     On October 20, 1997, the Company and its financial advisors met with the other bidder and its financial advisors and discussed at length the Company's operations and financial results, fiscal 1998 financial projections and potential merger synergies.

     On October 29, 1997, Messrs. Buckley, Miklich and Slangen met with Messrs. Gray, Benovitz, Bohan, Aschettino and a representative of Bear Stearns in Boston. At that meeting, the parties reviewed the Company's financial results for fiscal 1997 and fiscal 1998 financial projections. A detailed discussion took place regarding the strategies behind the Company's recent acquisitions, and the parties also discussed the potential synergies associated with an acquisition of the Company by Parent.

     On November 4, 1997, Bear Stearns sent a letter to Parent and the other bidder requesting final bids by November 10, 1997 and enclosing for comment a preliminary draft of the Merger Agreement. On

November 10, 1997, the other bidder submitted a written offer to acquire the Company in a stock-for-stock transaction, subject to certain parameters with respect to the trading price of the bidder's stock, and confirmation of pre-tax synergies and operating income for the calendar year 1998. On November 10, 1997, Parent advised Bear Stearns that it declined to extend an offer, indicating that the price suggested by Bear Stearns would be excessive. Bear Stearns and certain members of the Company's Board of Directors continued discussions with the other bidder for several days regarding the consideration offered and other financial conditions of its offer.

     On November 18, 1997, Mr. Miklich received a telephone call from a Bear Stearns representative indicating that a proposal within a range of values acceptable to Parent might be acceptable to the Company. Parent's Board of Directors was meeting that day, and Parent reviewed its financial analysis of the Company with its Board. Management recommended, and Parent's Board of Directors approved in principle, an offer to acquire the Company for a cash purchase price of $11.75 per share. Parent's Board of Directors' decision was communicated to Bear Stearns and confirmed in a letter dated November 20, 1997.

     Bear Stearns provided an opportunity for the other potential bidders with whom it had negotiated previously to submit final offers to purchase the Company. One potential bidder submitted a final offer to purchase the Company in a stock-for-stock transaction in a range of prices which, at the higher end of the range, was potentially higher than the final offer submitted by Parent, subject to extensive financial and legal due diligence, and confirmation of merger synergies. The other bidder submitted a final offer to purchase the Company in a stock-for-stock transaction for a lower price than the final offer from Parent, subject to extensive due diligence and confirmation of merger synergies. The Company determined that it was in the best interests of the stockholders of the Company to pursue a transaction with Parent, given that its offer was in cash, was not subject to a financing contingency or other significant conditions, and was likely to be able to close more quickly than a transaction with one of the other bidders.

     On November 24, 1997, Parent and the Company executed a letter agreement providing that, until December 15, 1997, the Company would negotiate exclusively with Parent concerning a proposed sale of the Company. From time to time during the course of the next several weeks, representatives of Parent and representatives of the Company discussed valuation parameters of the Company and continued to discuss generally the terms and conditions of a possible transaction.

     On December 1, 1997, Messrs. Mixon, Buckley, Miklich, Slangen and Gerald B. Blouch, President and Chief Operating Officer of Parent, met with Messrs. Benovitz, Bohan, Gray, Aschettino and representatives of Bear Stearns in Boston to conduct further due diligence. Beginning with that meeting, and continuing through the date of the Merger Agreement, representatives of Parent, together with Parent's legal counsel and environmental consultants, conducted a due diligence review at the offices of the Company's legal counsel and at the Company's regional distribution facilities. During the same period, Parent's legal counsel and the Company's legal counsel discussed structural issues regarding the proposed acquisition, including Parent's requirement that there be agreements along the lines of the Stockholders Agreement and that there be certain other provisions in the event of a termination of the Merger Agreement (including the payment of a termination fee to Parent) by the Company in connection with a competing transaction.

     On December 8, 1997, Parent delivered a draft Merger Agreement to the Company's legal counsel, and on December 11, 1997, Parent delivered a draft of the Stockholders Agreement to the Company's legal counsel. Negotiations between Parent and the Company continued through December 16, 1997, and the Merger Agreement and the Stockholders Agreement were executed as of December 17, 1997.

  Reasons for the Transaction; Factors Considered by the Board.

     The Board of Directors and the Company's senior management have reviewed the Company's strategic position in the medical supply distribution industry, the near and longer term prospects for that industry, the consolidation trends within that industry, and the Company's potential position in the industry and the strategic alternatives available to the Company, all with a view to maximizing stockholder value. In conducting its review, the Board considered the Company's results of operations, including those for the quarter ended November 30, 1997. In light of the Board's review of the Company's competitive position and recent operating results, anticipated trends in the industry, and the prospects for the Company as an independent entity, the Board determined that it would be in the best interests of the Company's stockholders to approve the Merger Agreement. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of shares of Company Common Stock tender their shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          (i) The terms of the Merger Agreement and the Stockholders Agreement executed by certain stockholders in connection therewith;

          (ii) Presentations by senior management of the Company at meetings of the Board of Directors held December 2, 11 and 16, 1997;

          (iii) The trading price of shares of the Company since its initial public offering on October 10, 1996, including recent trends;

          (iv) The Company's competitive position and current trends in the home health care supply distribution industry;

          (v) The results of the process undertaken by Bear Stearns to identify and solicit indications of interest from a number of potential purchasers with respect to a purchase of the Company;

          (vi) The presentations by Bear Stearns at the December 2, 11 and 16, 1997 meetings of the Board of Directors and the oral opinion of Bear Stearns delivered to the Board at the December 16th meeting (which was subsequently confirmed in writing) to the effect that, as of such date and based upon the assumptions and the other matters to be set forth in its written opinion, the $11.75 per share cash consideration to be received by the holders of the shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Bear Stearns, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by Bear Stearns, is attached hereto as Exhibit 4. STOCKHOLDERS ARE URGED TO READ THE OPINION OF BEAR STEARNS CAREFULLY IN ITS ENTIRETY;

          (vii) The fact that the holders of approximately 45% of the Shares were prepared to endorse the Merger Agreement;

          (viii) The fact that the Offer and the Merger are not conditioned on the availability of financing; and

          (ix) The availability of dissenters' rights of appraisal in the Merger.

     The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations are being based on the totality of the information presented to and considered by it.

     Opinion of Financial Advisor. The Board of Directors of the Company retained Bear Stearns to act as its financial advisor and to render an opinion to the Board of Directors of the Company as to the fairness from a financial point of view of the Merger Consideration to be received in the Offer and the Merger by the stockholders of the Company. Bear Stearns acted as investment adviser to the Company's founders in connection with the recapitalization of the Company effected in July, 1995, served as a managing underwriter of the Company's initial public offering in October, 1996, and as of the date hereof, holds 112,667 shares of Company Common Stock. On December 16, 1997, Bear Stearns delivered its oral opinion to the Board of Directors of the Company, and on December 22, 1997, Bear Stearns delivered its written opinion to the Board of Directors of the Company to the effect that, as of such date, and based upon the assumptions and other matters set forth therein, the consideration to be received by the Company stockholders in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company (the "Bear Stearns Opinion"). No restrictions were imposed by the Company's Board of Directors upon Bear Stearns with respect to investigations made or procedures followed by Bear Stearns in rendering its opinion.

     THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED HERETO AS EXHIBIT 4. THE COMPANY STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BEAR STEARNS OPINION CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS.

     The Bear Stearns Opinion addresses only the fairness from a financial point of view of the Merger Consideration to be received in the Merger by the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender his, her or its Shares pursuant to the Offer or to vote such Shares in favor of the Merger. The Bear Stearns Opinion also does not address the Company's underlying business decision to pursue the Merger. The summary of the Bear Stearns Opinion set forth below is qualified in its entirety by reference to the full text of such opinion.

     Although Bear Stearns evaluated the financial terms of the Merger and participated in discussions concerning the consideration to be paid, Bear Stearns did not recommend the specific consideration to be paid in the Offer and the Merger. The consideration to be received by the Company's stockholders as a result of the Offer and the Merger was determined by negotiations between the Company and Parent after consultation by each of such parties with their respective financial advisors. In connection with rendering its opinion, Bear Stearns, among other things: (i) reviewed the Merger Agreement; (ii) reviewed the Offer to Purchase, and the Schedule 14D-9 in substantially the forms to be distributed to the Company's stockholders; (iii) reviewed the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended August 31, 1996 and August 30, 1997; (iv) reviewed certain operating and financial information, including projections, provided to Bear Stearns by management relating to the Company's business and prospects; (v) met with certain members of the Company's management to discuss its operations, historical financial statements and future prospects; (vi) reviewed the historical prices and trading volume of the common shares of the Company; (vii) reviewed publicly available financial data and stock market performance data of companies which it deemed generally comparable to the Company; (viii) reviewed the terms of recent acquisitions of companies which it deemed generally comparable to the Company; and (ix) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     In the course of its review, Bear Stearns relied upon and assumed without independent verification (i) the accuracy and completeness of all of the financial and other information provided to it by the Company for purposes of its opinion and (ii) the reasonableness of the assumptions made by the management of the Company with respect to its projected financial results. Bear Stearns further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns did not make or seek to obtain appraisals of the Company's assets or liabilities in rendering its opinion. The Bear Stearns Opinion is also necessarily based upon the market, economic and other conditions as in effect, and the information made available to it, as of the date thereof.

     The following is a summary of certain of the financial analyses used by Bear Stearns in connection with providing its opinion to the Board of Directors of the Company.

     Comparable Company Analysis. Bear Stearns reviewed and compared the financial and market performance of the Company to the financial and market performance of ten publicly-traded companies engaged in the medical distribution industry that Bear Stearns believed were comparable in certain respects to the Company (the "Comparable Companies"). The Comparable Companies included: Henry Schein, Inc. ("Schein"); Physician Sales & Service, Inc.; Patterson Dental Company; Gulf South Medical Supply, Inc.; Graham-Field Health Products, Inc.; Cardinal Health, Inc.; McKesson Corporation ("McKesson"); Allegiance Corporation; Bindley Western Industries and Owens & Minor, Inc. The Comparable Companies were chosen by Bear Stearns as companies that, based on publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which the Company operates, although Bear Stearns recognizes that each of the Comparable Companies is distinguishable from the Company in certain respects. For each of the Comparable Companies, Bear Stearns examined certain publicly available financial data including, net revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share and profit margins. Bear Stearns examined balance sheet items, published earnings forecasts and the trading performance of the common stock of each of the Comparable Companies. In addition, Bear Stearns calculated the ratio of the closing price (as of December 15, 1997) of the stock of each of the Comparable Companies' stock in relation to each company's earnings per share and the ratio of the "Enterprise Value" (the total market value of the common stock outstanding plus the par value of total debt less cash and investments) of each of the Comparable Companies in relation to each company's net revenue, EBITDA and EBIT for the latest twelve months. Bear Stearns then compared those ratios to the ratios being paid for the Company in the Offer and the Merger based upon the price offered by Parent for the Company's Common Stock of $11.75 per share. Based on a price for the Company of $11.75 per share, the implied purchase price for the equity of the Company was approximately $130.8 million, and (ii) the implied "Transaction Value" (defined as the total purchase price of the common stock plus the par value of total debt less cash and investments) for the Company was approximately $132.2 million.

     The ratios of the stock prices of the Comparable Companies to projected calendar 1997 earnings per share ranged from 20.1x to 37.4x and had a harmonic mean of 27.3x and a median of 30.9x. These ratios compare to a purchase price per share to be paid in the Offer and the Merger to the Company's projected calendar 1997 earnings per share provided by the Company management of 26.8x. The ratios of the stock prices of the Comparable Companies to projected calendar 1998 earnings per share ranged from 17.9x to 26.9x and had a harmonic mean of 21.4x and a median of 21.7x. These ratios compare to a purchase price per share to be paid in the Offer and the Merger to the Company's projected calendar 1998 earnings per share provided by the Company management of 19.9x.

     The ratios of the Enterprise Value to latest twelve months ("LTM") net sales of the Comparable Companies ranged from 0.1x to 2.2x and had a harmonic mean of 0.4x and a median of 0.8x. These ratios compared to a Transaction Value to the Company's LTM net revenue of 1.4x. The ratios of the Enterprise Value to LTM EBITDA of the Comparable Companies ranged from 7.8x to 24.4x and had a harmonic mean of 14.2x and a median of 17.1x. These ratios compare to a Transaction Value to the Company's LTM EBITDA of 13.9x. The ratios of the Enterprise Value to LTM EBIT of the Comparable Companies ranged from 11.8x to 34.0x and had a harmonic mean of 17.8x and a median of 18.3x. These ratios compare to a Transaction Value to the Company's LTM EBIT of 15.5x.

     Bear Stearns noted that, based upon these ratios, (i) the ratio of the Company's Transaction Value to LTM net revenue was greater than the harmonic mean and median and within the range of the LTM net revenue ratios for the Comparable Companies, (ii) the ratio of the Company's Transaction Value to LTM EBITDA was approximately the same as the harmonic mean, less than the median and within the range of the LTM EBITDA ratios for the Comparable Companies, (iii) the ratio of the Company's Transaction Value to LTM EBIT was less than the harmonic mean and median and within the range of the LTM EBIT ratios for the Comparable Companies and (iv) the ratios of the Company's purchase price per share to projected 1997 and 1998 earnings per share were less than the harmonic mean and median and within the range of the comparable ratios for the Comparable Companies.

     Precedent Transaction Analysis. Bear Stearns reviewed certain financial data and the purchase prices paid in the following twenty-one (21) selected prior merger and acquisition transactions completed in the medical distribution industry (target company/acquiring company): Gulf South Medical Supply, Inc./Physician Sales & Service, Inc. (pending); AmeriSource Health Corporation/McKesson Corporation (pending); Bergen Brunswig Corporation/Cardinal Health, Inc. (pending); Sullivan Dental Products, Inc./Henry Schein, Inc.; Thompco Medical, Inc./Physician Sales & Service, Inc.; Micro Bio-Medics, Inc./Henry Schein, Inc.; General Medical, Inc./McKesson Corporation; Walker Drug Company/AmeriSource Health Corporation; Owen Healthcare, Inc./Cardinal Health, Inc.; Gateway Healthcare Corporation/Gulf South Medical Supply, Inc.; X-Ray Corporation/Physician Sales & Service, Inc.; Chesapeake X-Ray Corporation/Physician Sales & Service, Inc.; FoxMeyer Drug Company/McKesson Corporation; PCI Services, Inc./Cardinal Health, Inc.; Crocker-Fels Company/Physician Sales & Service, Inc.; Automated Healthcare, Inc./McKesson Corporation; Pyxis Corporation/Cardinal Health, Inc.; Taylor Medical, Inc./Physician Sales & Service, Inc.; Randolph Medical, Inc./General Medical, Inc.; F.D. Titus & Son, Inc./General Medical, Inc.; and Stuart Medical, Inc./Owens & Minor, Inc. In its review of these transactions, Bear Stearns focused specifically upon two (2) transactions, which were deemed to be most comparable to the Merger: Sullivan Dental/Schein and General Medical/McKesson (the "Comparable Transactions").

     For each of the target companies involved in the Comparable Transactions, Bear Stearns examined certain publicly available financial data, including net revenue, EBITDA, EBIT, net income, earnings per share and profit margins. Bear Stearns examined the balance sheet items and published earnings forecasts (when available) of the common stock of each of the target companies involved in the Comparable Transactions. In addition, Bear Stearns calculated (i) the ratios of the purchase price of the target company in relation to the target company's projected net income (for the next fiscal year based on research analysts' estimates immediately prior to the announcement of such transactions) and (ii) the ratios of the Transaction Value of each target company to its LTM net sales, LTM EBITDA and LTM EBIT. Bear Stearns then compared those ratios to the ratios being paid for the Company in the Offer and the Merger based upon the price offered by Parent for the Company's Common Stock of $11.75 per share.

     The ratios of the purchase price of the equity to projected net income of the target company in Sullivan Dental/Schein was 24.2x (the ratio of the purchase price to projected net income of the General Medical in General Medical/McKesson was not available). This ratio compared to a ratio of purchase price per share to the Company's projected fiscal 1998 net income of 20.6x. The ratios of the Transaction Value to LTM net sales of the target companies in the Comparable Transactions were 0.5x and 1.1x and had a harmonic mean of 0.7x. These ratios compared to a Transaction Value to the Company's LTM net sales of 1.4x. The ratios of the Transaction Value to LTM EBITDA of the target companies in the Comparable Transactions were 12.8x and 16.0x and had a harmonic mean of 14.2x. These ratios compared to a Transaction Value to the Company's LTM EBITDA of 13.9x. The ratios of the Transaction Value to LTM EBIT of the target companies in the Comparable Transactions were 13.7x and 18.6x and had a harmonic mean of 15.8x. These ratios compared to a Transaction Value to the Company's LTM EBIT of 15.5x.

     Bear Stearns noted that, based upon these ratios, (i) the ratio of Transaction Value to the Company's LTM net sales was greater than the harmonic mean of the LTM net sales ratios for the target companies in the Comparable Transactions, (ii) the ratio of Transaction Value to the Company's LTM EBITDA was approximately the same as the harmonic mean of the LTM EBITDA ratios for the target companies in the Comparable Transactions, (iii) the ratio of Transaction Value to the Company's LTM EBIT was approximately the same as the harmonic mean of the LTM EBIT ratios for the target companies in the Comparable Transactions and (iv) the ratio of purchase price to the Company's projected 1998 net income was less than the Sullivan Dental/Schein purchase price to projected fiscal net income ratio for Sullivan Dental in the Sullivan Dental/Schein transaction.

     Discounted Cash Flow Analysis. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity based on its future expected cash flows discounted back to the present. Bear Stearns performed a discounted cash flow analysis of the Company based upon a set of financial projections for the years 1998 through 2002 which were provided by management.

     The discounted cash flow analysis was conducted using a range of estimates of the Company's after-tax cost of capital of 11.5% to 13.5%, which was calculated based upon the equity betas of Comparable Companies. Using this estimate of after-tax cost of capital, Bear Stearns calculated the present value of free cash flows for each of the fiscal years ended August 31, 1998 through 2002 and the present value of the terminal value (the calculated value of the Company at the end of the projection period). Bear Stearns calculated the terminal value in year 2002 based upon a perpetual growth rate methodology using growth rates ranging from 3.0% to 6.0%. The range of growth rates were selected by Bear Stearns and were chosen to reflect the anticipated growth prospects and relative risk of both the Company and the medical distribution industry in the terminal year. Bear Stearns calculated the equity value of the Company by subtracting total debt minus cash of the Company from the sum of the present value of cash flows and the present value of the terminal value. Based on this analysis, Bear Stearns calculated equity values of the Company ranging from $5.63 to $9.81 per share with a mean value of $7.43 per share. The values were calculated without giving effect to any expense savings or revenue enhancement opportunities that may result from the Merger. Bear Stearns compared the range of equity values calculated using the discounted cash flow methodology to $11.75 per share, the value being paid for the Company in the Offer and the Merger, and noted the purchase price was higher than the indicated range of discounted cash flow values.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the Bear Stearns Opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Bear Stearns' opinion and presentation to the Board of Directors of the Company was one of many factors taken into consideration by the Board of Directors of the Company in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Bear Stearns.

     As part of its engagement, Bear Stearns assisted the Company in identifying and contacting a number of knowledgeable and qualified buyers which were given the opportunity to make a thorough evaluation of the Company in preparation for the submission of a proposal to acquire the Company. As a result of these efforts, the Company received various indications of interest regarding possible business transactions involving the Company, which Bear Stearns assessed and reviewed with the senior management and the Board of Directors of the Company.

     In the ordinary course of its business as a full-service securities firm, Bear Stearns and its affiliates may actively trade the debt and equity securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, as may The Bear Stearns Companies, Inc., the parent company of Bear Stearns. See Item 5. below for a description of the fees to be paid to Bear Stearns.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     For its services in connection with the Merger, the Company shall pay Bear Stearns a total transaction fee of approximately $1,537,000 (the "Transaction Fee"). Of the Transaction Fee, $200,000 became payable upon delivery of Bear Stearns' oral opinion of December 16, 1997 (the "Opinion Fee") and approximately $1,337,000 becomes payable upon consummation of the Merger. The Company also has agreed to reimburse Bear Stearns for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify Bear Stearns and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Parent pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7 (a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
----------
Exhibit-1   Agreement and Plan of Merger, dated as of December 17, 1997, by and among
            Invacare Corporation, Inva Acquisition, Corp. and Suburban Ostomy Supply Co.,
            Inc.
Exhibit-2   Chapter 156B, Sections 86 to 98, of the Massachusetts Business Corporation Law.
Exhibit-3   Stockholders Agreement, dated as of December 17, 1997, by and among Invacare
            Corporation, Inva Acquisition Corp. and the stockholders of Suburban Ostomy
            Supply Co., Inc. named therein.
Exhibit-4   Opinion of Bear Stearns & Co., Inc.*
Exhibit-5   Text of Press Release issued by Suburban Ostomy Supply Co., Inc. and Invacare
            Corporation, dated December 17, 1997.
Exhibit-6   Letter to Stockholders of Suburban Ostomy Supply Co., Inc.*

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997

                                          SUBURBAN OSTOMY SUPPLY CO., INC.

                                          By:    /s/ DONALD H. BENOVITZ
                                            ------------------------------------
                                            Donald H. Benovitz
                                            President

                                                                         ANNEX I

                        SUBURBAN OSTOMY SUPPLY CO., INC.
                              75 OCTOBER HILL ROAD
                              HOLLISTON, MA 01746
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 22, 1997, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock of Suburban Ostomy Supply Co., Inc (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the "Parent Designees") designated by Invacare Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company.

     Pursuant to the Merger Agreement, on December 22, 1997, Inva Acquisition Corp. ("Purchaser") commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight on January 22, 1998, unless otherwise extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Company's common stock, no par value per share ("Company Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Company Common Stock has one vote. As of December 16, 1997, there were 10,538,622 shares of Company Common Stock outstanding. The Company does not have any treasury shares. The Board of Directors of the Company currently consists of seven (7) members, and there are currently no vacancies on the Board. The Board of Directors has three (3) classes and each director serves a term of three (3) years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

     The Agreement and Plan of Merger (the "Merger Agreement") by and among Parent, Purchaser and the Company, dated December 17, 1997, provides that at the Effective Time of Merger (as defined in the Merger Agreement), the directors of Purchaser shall become the directors of the Company following the Merger. In addition, effective upon Purchaser's acceptance for payment of share of Company Common Stock pursuant to the Offer representing at least a majority of the outstanding shares on a fully diluted basis, the Purchaser will be able to designate the number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the number of shares of Company Common Stock owned by Purchaser bears to the total number of shares outstanding.

     Prior to the Effective Time, the current Company directors will resign, subject to the Merger Agreement's requirements that, until the Effective Time, the Company shall have at least two (2) directors, who were directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

     The names of the current directors, their ages as of December 18, 1997 and certain other information about them are set forth below. As indicated above, some of the current directors will resign effective immediately following the purchase of shares by Purchaser pursuant to the Offer.

                                                                 POSITION WITH THE COMPANY OR
                                              YEAR FIRST                  PRINCIPAL
                                              ELECTED A        OCCUPATION DURING THE PAST FIVE
          NAME OF DIRECTOR            AGE      DIRECTOR                     YEARS
------------------------------------  ---     ----------     ------------------------------------
Serving for a term ending in 2000
Joseph F. Trustey...................  35         1995        General Partner of Summit Partners,
                                                             a venture capital firm, since
                                                             January 1996. Vice President of
                                                             Summit Partners from December 1994
                                                             until January 1996. Prior to that,
                                                             strategy consultant with Bain & Co.,
                                                             Inc.
Barry D. Derman.....................  51         1997        President of Peiser's, Inc.
                                                             (formerly known as Peiser's Medical
                                                             Supplies and Services Inc.) since
                                                             1970.
Serving for a term ending in 1999
Herbert P. Gray.....................  63         1977        Chairman of the Board of Directors
                                                             and Chief Executive Officer of the
                                                             Company since 1979.
Martin J. Mannion...................  38         1995        General partner of Summit Partners
                                                             since 1987. Director of numerous
                                                             private companies.
Richard F. Belloff..................  48         1997        Chairman of the Board, Chief
                                                             Executive Officer and President of
                                                             Private Healthcare Systems, Inc.
                                                             since 1996. Managing Partner at
                                                             Longfellow Consultancy, a health
                                                             care consulting firm, from 1995
                                                             until 1996. President and Chief
                                                             Executive Officer of Health New
                                                             England, Inc. from 1986 to 1995.
Serving for a term ending in 1998
Donald H. Benovitz..................  56         1987        President and Chief Operating
                                                             Officer of the Company since 1987.
William S. Green....................  38         1997        Chairman, President, and Chief
                                                             Executive Officer of Wilmar
                                                             Industries, Inc. since 1986.

     Herbert P. Gray is the brother-in-law of Donald H. Benovitz.

INFORMATION CONCERNING THE BOARD OF DIRECTORS OF THE COMPANY

     During fiscal 1997, there were three (3) meetings of the Board of Directors of the Company and the Board acted by written consent four (4) times. All of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during which they served as director and (ii) the total number of meetings held by committees of the Board of Directors on which they served. The Board of Directors does not have a Nominating Committee.

     The Audit Committee of the Board of Directors reviews, with the Company's independent auditors, the scope of the audit for the year, the results of the audit when completed, and the independent auditors' fees for services performed. The Audit Committee also recommends independent auditors to the Board of Directors and reviews, with management, various matters related to its internal accounting controls. The present members of the Audit Committee are Martin J. Mannion and Joseph F. Trustey, both of whom became members of the Audit Committee in June 1996. The Audit Committee was formed in 1996 in anticipation of the Company's initial public offering.

EXECUTIVE OFFICERS OF THE COMPANY

     Information required by Item 7(b) of Schedule 14A with respect to executive officers of the Company is set forth below. The executive officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified, or until their earlier removal or resignation.

     Herbert P. Gray, 63, has been the Chairman of the Board and Chief Executive Officer of the Company since 1979.

     Donald H. Benovitz, 56, has been the President and Chief Operating Officer of the Company since 1987. Prior to his employment with the Company, Mr. Benovitz worked for Medi-Mart Drug Stores, a regional drug store chain, serving in various capacities, including Vice President of Corporate Pharmacy Operations and President.

     Stephen N. Aschettino, 48, has been the Vice President and Chief Financial Officer of the Company since 1991 and Treasurer and Clerk since 1992. Prior to that time he served as Vice President and General Manager for Woodcraft Supply Company, a national direct marketer and distributor of specialty woodworking tools and equipment.

     Patrick Bohan, 41, joined the Company as Vice President of Sales and Marketing in 1990. Prior to that time, he was Vice President of Sales and Marketing for H.L. Moore, a national direct marketing wholesaler of pharmaceuticals, over-the-counter and home health care products.

     John Manos, 41, has been the Vice President of MIS of the Company since 1992. Prior to that time, Mr. Manos served as Director of Management Information Systems at National Medical Care, a division of W.R. Grace.

            BOARD OF DIRECTORS INTERLOCKS AND INSIDER PARTICIPATION

GENERAL

     Messrs. Gray, Benovitz, Mannion and Trustey served as members of the Board of Directors during all of fiscal 1997 and participated in Board of Directors' deliberations on executive compensation. Mr. Gray served as Chief Executive Officer and Chairman of the Board of the Company during fiscal 1997. Neither Mr. Mannion nor Mr. Trustey was an officer or employee of the Company or any of its subsidiaries during fiscal 1997.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

  Employment Agreements

     Effective July 3, 1995, the Company entered into five (5) year employment agreements with each of Messrs. Gray, Benovitz, Aschettino, Bohan and Manos. Mr. Gray's agreement provides for his employment as Chairman of the Board of Directors and Chief Executive Officer at an initial base annual salary of $150,000. Mr. Benovitz' agreement provides for his employment as President and Chief Operating Officer of the Company at an initial base annual salary of $195,000. Mr. Aschettino's agreement provides for his employment as Vice President, Chief Financial Officer, Treasurer and Clerk of the Company at a base annual salary of $115,000. Mr. Bohan's agreement provides for his employment as Vice President of Sales and Marketing of the Company at an initial base annual salary of $130,000. Mr. Manos' agreement provides for his employment as Vice President of MIS of the Company at an initial annual base salary of $100,000. Each of the foregoing agreements provides for annual salary increases (i) to reflect increases in the applicable consumer price index and (ii) in such other amounts, if any, as determined by the Company's Compensation Committee. In addition, Messrs. Gray, Benovitz, Aschettino, Bohan and Manos are eligible to receive bonuses upon the achievement by the Company of certain financial targets determined by the Company's Compensa-tion Committee. Each of the employment agreements extends until July 1, 2000, with annual renewals thereafter unless terminated prior thereto in accordance with their respective terms.

  Affiliated Leases

     The Company leases a distribution center in Atlanta, Georgia from the Suburban Grayson Atlanta Partnership, a Georgia general partnership in which Messrs. Gray and Melvin Aronson each has a 50.0% interest. In May 1995, the Company exercised an option to renew the lease covering this property through August 4, 2006. The annual rent during each of fiscal years 1996 and 1997 was $160,000.

     The Company leases its distribution center in Holliston, Massachusetts from GBA Realty Trust, a Massachusetts realty trust in which Messrs. Gray, Aronson and Benovitz have a 40%, 40% and 20% interest, respectively. This lease, which expires in December 31, 2006, provides for monthly rental payments equal to 110% of the amounts due and payable each month under a promissory note between GBA Realty Trust and United of Omaha Life Insurance, provided that the minimum annual rent is $329,037. The rent paid to GBA Realty Trust was $330,000 during fiscal year 1996 and $333,000 during fiscal year 1997. Such promissory note is the obligation solely of GBA Realty Trust and is not guaranteed by, or otherwise an obligation of, the Company.

     In addition, the Company leases its South Bend, Indiana distribution center from GBA Realty Corp., an Indiana corporation in which Messrs. Gray, Aronson, Benovitz, Aschettino and Bohan and Mr. Doug Gray own 20%, 30%, 20%, 10%, 10% and 10%, respectively, of the outstanding capital stock. The lease, which expires on July 31, 2003, provides for an annual rent of $108,000 subject to periodic adjustments, at the option of GBA Realty Corp.

  Other Related Party Arrangements

     The Company provides general business insurance to GBA Realty Corp., GBA Realty Trust and Suburban Grayson Atlanta Partnership under its umbrella policy.

  Life Insurance Policies

     On June 30, 1995, life insurance policies in the amount of $2.5 million for each of Messrs. Gray and Aronson, which had previously been carried by the Company were transferred to each of them. In the event of either individual's death, the proceeds of this insurance were to be used to repurchase the individual's stock in the Company at book value. In return for the transfer of the insurance, the executives exchanged certain notes payable to them from the Company and issued notes payable to the Company of $129,520, an amount equal to the difference between the old notes payable and the cash surrender value of the insurance, plus prepaid insurance premiums at the date of transfer.

                               BOARD OF DIRECTORS
                        REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation is supervised by the Board of Directors. Compensation paid to the Company's executive officers is intended to reflect the responsibility associated with each executive's position, the past performance of the specific executive, the goals of management, and the profitability of the Company.

     Executive compensation is designed to be competitive within the wholesale distribution industry and other companies of comparable size and in order to attract and retain talented and motivated individuals in key positions. Compensation in any particular case may vary from any industry average on the basis of annual and long-term Company performance, as well as individual performance. The Board of Directors will exercise its discretion to set compensation where, in its judgment, external or individual circumstances warrant it. The compensation of Mr. Gray, Chief Executive Officer of the Company, was based upon an employment agreement between the Company and Mr. Gray. Although Mr. Gray's compensation is not directly tied to any particular measurement of the financial performance of the Company during the Company's fiscal year, the

Board of Directors does exercise discretion in assessing the Company's performance and adjusting the compensation of the Chief Executive Officer accordingly.

     The Company utilizes a compensation system comprised of base salaries, annual bonuses, and stock option awards.

     The Board of Directors reviews executive officer compensation annually.

     Executive officers are eligible to receive annual cash bonuses upon achievement of predetermined performance targets.

     The Board of Directors may award stock options under the Company's 1995 Stock Option Plan (the "1995 Plan") to directors, executive officers or employees of the Company. Stock options under the 1995 Plan are designed to provide incentive to the Company's employees to increase the market value of the Company's stock, thus linking corporate performance and stockholder value to executive compensation.

     1995 Stock Option Plan. The 1995 Plan provides for the granting of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options, each in such amounts, on such terms, and to such officers and other employees of the Company as the administrators of the 1995 Plan, in accordance with the terms of the 1995 Plan, may select. The 1995 Plan is administered by the Board of Directors. A total of 909,652 shares of Company Common Stock are reserved for issuance pursuant to the 1995 Plan. As of December 18, 1997, options to purchase an aggregate of 620,000 shares of Company Common Stock have been granted to four executive officers of the Company, two of whom are directors of the Company, at an exercise price of $.81 per share. Options to purchase an aggregate amount of 110,000 shares of Company Common Stock, at an exercise price ranging between $9.00 and $11.00 per share was granted to Messrs. Derman (90,000 shares), Green (10,000 shares) and Belloff (10,000 shares). Since the adoption of the 1995 Plan, options to purchase an aggregate of 106,630 shares of Company Common Stock have been granted to a number of employees of the Company, none of whom are directors or executive officers of the Company, at exercise prices ranging from $1.62 per share to $11.00 per share. These options vest over time periods ranging from three to (6) six years.

     The 1995 Plan will terminate on July 3, 2005, but the Board of Directors may, at any time, terminate, modify, or amend the 1995 Plan; provided, however, that the Board of Directors may not, without the approval of the Stockholders of the Company, increase the maximum number of shares for which options may be granted, change the designation of the class of persons eligible to receive options under the 1995 Plan, or make any other change in the 1995 Plan which requires stockholder approval under applicable law or regulations.

                               BOARD OF DIRECTORS

Herbert P. Gray        Barry D. Derman
Donald H. Benovitz     William S. Green
Martin J. Mannion      Richard F. Belloff
Joseph F. Trustey

                             EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the Company's four (4) most highly compensated executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company and its subsidiaries for the Company's fiscal year ended August 30, 1997.

SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                             COMPENSATION
                                             ANNUAL COMPENSATION             ------------
                                    -------------------------------------     SECURITIES      ALL OTHER
                                                           OTHER ANNUAL       UNDERLYING     COMPENSATION
NAME                        YEAR    SALARY($)   BONUS     COMPENSATION($)     OPTIONS(#)        ($)(1)
--------------------------  -----   -------    -------    ---------------    ------------    ------------
Herbert P. Gray...........   1997   162,127(2)  49,788         3,252                 --             --
                             1996   150,000(2)  60,000         2,393                 --             --
                             1995   324,722(2)      --                          186,000
Donald H. Benovitz........   1997   208,101(2)  38,649         1,355                 --             --
                             1996   195,000(2)  78,000         1,081                 --             --
                             1995   192,907(2)      --                          124,000             --
Stephen N. Aschettino.....   1997   129,547     24,404           238                 --             --
                             1996   155,000     71,000            --                 --             --
                             1995   115,000         --                          155,000             --
Patrick Bohan.............   1997   138,575     24,832           171                 --             --
                             1996   130,000     52,000            --                 --             --
                             1995   130,000         --
John G. Manos.............   1997   108,519     19,775           106                 --             --
                             1996   100,000     50,000            --                 --             --
                             1995   100,000    300,000(3)                       155,000

---------------
(1) Does not include other benefits that did not exceed in the aggregate $50,000 or 10% of total annual salary and bonus reported for the named executive officer.

(2) Does not include compensation paid to the spouses of Messrs. Gray and Benovitz, each of whom is an employee of the Company.

(3) Bonus paid by the Company to Mr. Manos at the time of the Company's July 3, 1995 Recapitalization with proceeds from capital contributions from certain stockholders.

OPTION GRANTS IN LAST FISCAL YEAR

     The Company granted no options to purchase Company Common Stock to any of its executive officers during fiscal year 1997. John Manos exercised an option to purchase 10,000 shares of Company Common Stock in fiscal year 1997.

                       SUBURBAN OSTOMY PERFORMANCE GRAPH

     The graph set forth below compares the change in the Company's cumulative total stockholder return on its Company Common Stock (as measured by dividing
(i) the sum of (A) the cumulative amount of dividends for the period indicated, assuming dividend reinvestment, and (B) the difference between the Company's share price at the end of the period and October 9, 1996, the date the Company's Common Stock commenced trading on the Nasdaq National Market; by (ii) the share price at August 30, 1997 with the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the cumulative total return of SIC Group number 504 (assuming the investment of $100 in the Company's Common Stock, the Nasdaq Stock Market (U.S.) Index and the Nasdaq Non-Financial Stocks Index on October 9, 1997, and reinvestment of all dividends). During fiscal 1997, the Company paid no dividends.

                                                                               NASDAQ Stocks
                                                                             (SIC 5040-5049 US
                                                                             Companies)|Professional
                                                           Nasdaq Stock       and Commercial
        Measurement Period            Suburban Ostomy       Market (US         Equipment and
      (Fiscal Year Covered)                 Co.             Companies)           Supplies
8/28/92                                                       44.230              58.967
9/30/92                                                       45.839              68.365
10/30/92                                                      47.644              72.795
11/30/92                                                      51.435              78.760
12/30/92                                                      52.916              79.594
1/29/93                                                       54.847              88.041
2/26/93                                                       52.801              83.733
3/30/93                                                       54.005              85.862
4/30/93                                                       52.011              75.433
5/28/93                                                       55.118              83.200
6/30/93                                                       55.373              80.851
7/30/93                                                       55.438              84.731
8/30/93                                                       57.844              87.174
9/30/93                                                       60.010              90.611
10/29/93                                                      61.389              93.481
11/30/93                                                      59.559              91.082
12/30/93                                                      60.752              98.783
1/28/94                                                       62.752              98.275
2/28/94                                                       62.489              99.325
3/30/94                                                       58.739              88.085
4/29/94                                                       57.886              84.422
5/27/94                                                       57.859              85.606
6/30/94                                                       55.905              68.855
7/29/94                                                       57.051              69.810
8/30/94                                                       60.745              72.189
9/30/94                                                       60.533              74.898
10/28/94                                                      61.597              74.669
11/30/94                                                      59.675              71.000
12/30/94                                                      59.843              67.316
1/30/95                                                       59.918              67.722
2/28/95                                                       63.361              67.149
3/30/95                                                       65.200              69.831
4/28/95                                                       67.294              71.784
5/30/95                                                       68.544              76.307
6/30/95                                                       74.624              84.566
7/28/95                                                       80.435              88.983
8/30/95                                                       81.117              88.314
9/29/95                                                       83.613              90.162
10/30/95                                                      83.482              85.443
11/30/95                                                      85.086              87.646
12/29/95                                                      84.633              92.446
1/30/96                                                       84.353              90.062
2/29/96                                                       88.287              91.755
3/29/96                                                       88.580              88.744
4/30/96                                                       95.929             101.289
5/30/96                                                       99.521             107.754
6/28/96                                                       95.811              98.192
7/30/96                                                       86.584              86.222
8/30/96                                                       92.168              85.201
9/30/96                                                       99.218             100.171
10/10/96                                100.000              100.000             100.000
10/30/96                                 88.182               96.871              92.461
11/29/96                                 82.727              104.187              96.792
12/30/96                                 96.136              103.833              92.569
1/30/97                                 100.000              110.649              95.219
2/28/97                                  82.727              105.329              82.386
3/27/97                                  69.091              100.734              75.634
4/30/97                                  65.455              101.531              71.713
5/30/97                                  68.182              113.043              83.599
6/30/97                                  68.182              116.500              87.643
7/30/97                                  70.909              128.283              95.521
8/29/97                                  70.909              128.600              96.192

                             SECURITY OWNERSHIP OF
                    PRINCIPAL HOLDERS OF VOTING SECURITIES,
                             DIRECTORS AND OFFICERS

     The following information is furnished as of December 18, 1997 with respect to Common Stock of the Company beneficially owned, within the meaning of Rule 13d-3, by any person who is known by the Company to be the beneficial owner of more than five percent (5%) of any class of voting securities of the Company, by all Directors of the Company and nominees, by all executive officers of the Company and by all Directors and executive officers of the Company as a group. Unless otherwise indicated, the named individuals held sole voting and investment power over the shares listed below.

NAME AND ADDRESS OF BENEFICIAL OWNER AND NAME OF       TITLE OF     AMOUNT AND NATURE OF   PERCENT
DIRECTOR(9)(10)                                          CLASS      BENEFICIAL OWNERSHIP   OF CLASS
---------------------------------------------------- -------------  --------------------   --------
Herbert P. Gray(1).................................. Common Stock           742,914           7.0%
Donald H. Benovitz(2)............................... Common Stock           338,520           3.2%
Stephen N. Aschettino(3)............................ Common Stock           120,900           1.1%
Patrick Bohan(4).................................... Common Stock           211,837           2.0%
John Manos(5)....................................... Common Stock            91,366          *
Martin J. Mannion(6)................................ Common Stock         3,937,831          37.4%
Joseph F. Trustey(6)................................ Common Stock         3,937,831          37.4%
Richard F. Belloff(7)............................... Common Stock             2,500          *
William S. Green(7)................................. Common Stock             2,500          *
Barry D. Derman..................................... Common Stock           111,111           1.1%
All Directors and Officers as a group (10
  persons).......................................... Common Stock         5,539,479(8)       51.3%

---------------
  *  Less than 1.0%

 (1) Includes options currently exercisable to purchase 89,280 shares of Company Common Stock and 33,634 shares as to which the beneficial owner has voting power as trustee for two separate trusts.

 (2) Includes options currently exercisable to purchase 59,520 shares of Company Common Stock and 33,634 shares as to which the beneficial owner has investment power as trustee for two separate trusts.

 (3) Includes options currently exercisable to purchase 74,400 shares of Company Common Stock.

 (4) Includes options currently exercisable to purchase 165,337 shares of Company Common Stock.

 (5) Includes options currently exercisable to purchase 38,050 shares of Company Common Stock.

 (6) Reflects the shares held by Summit Ventures III, L.P., Summit Investors II, L.P. and Summit Subordinated Debt Fund, L.P., in each of which this beneficial owner is a general partner. The beneficial owner disclaims beneficial ownership of these shares, except to the extent of his direct pecuniary interest.

 (7) Consists of options currently exercisable to purchase 2,500 shares of Company Common Stock.

 (8) Included in this figure are 255,250 shares purchasable by certain officers and Directors under options presently exercisable.

 (9) The address of each beneficial owner is Suburban Ostomy Supply Co., Inc., 75 October Hill Road, Holliston, MA 01746.

(10) Purchaser and Parent are the beneficial owners of 5,177,465 shares of Company Common Stock, pursuant to the terms and conditions of that certain Stockholders Agreement, dated as of December 17, 1997, by and among Parent, Purchaser, Herbert P. Gray, Donald H. Benovitz, Summit Ventures III, L.P., Summit Investors II, L.P. and Summit Subordinated Debt Fund, L.P.

                        COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons owning more than 10% of the outstanding Company Common Stock of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("Commission"). Officers, Directors and owners of greater than 10% holders of Company Common Stock are required by Commission regulation to furnish the Company with copies of all
Section 16(a) forms they file.

     Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that through the date hereof, all Section 16(a) filing requirements applicable to its officers, Directors and owners of greater than 10% of its Company Common Stock were complied with.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     As of the date of this Information Statement, the Parent has determined who will be Parent Designees.

     Set forth below is the name, business address, principal occupation or employment and five (5) year employment history of the persons who will be Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five (5) years and each occupation refers to employment with the Parent. All persons listed below are citizens of the United States. None of the persons listed below owns any Shares.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                           MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR
    NAME AND BUSINESS ADDRESS               EMPLOYMENT HELD DURING THE LAST FIVE YEARS
----------------------------------  ----------------------------------------------------------
  1. A. Malachi Mixon, III........  A. Malachi Mixon, III, has been Chief Executive Officer and a Director of Parent since 1979 and Chairman of the
                                    Board since 1983. Mr. Mixon also served as President from
                                    1979 until November of 1996. Mr. Mixon also serves as a
                                    Director of The Lamson & Sessions Co., Cleveland, Ohio, a
                                    New York Stock Exchange listed company and a supplier of
                                    engineered thermoplastic products, The Sherwin-Williams
                                    Company, Cleveland, Ohio, a New York Stock Exchange listed company and a manufacturer and distributor of coatings and related products, NCS HealthCare, Inc., a Nasdaq listed
                                    company and a provider of pharmacy services to long term
                                    care institutions and PRIMUS, a Cleveland-based venture
                                    capital company. Mr. Mixon also serves as Chairman of the
                                    Board of The Cleveland Clinic Foundation, Cleveland, Ohio,
                                    one of the world's leading teaching and health care
                                    institutions.
  2. Gerald B. Blouch.............  Gerald B. Blouch was named President in November 1996 and has been Chief Operating Officer since December 1994 and
                                    Chairman -- Invacare International since December 1993.
                                    Previously, Mr. Blouch was President -- Home Care Division
                                    from March 1994 to December 1994 and Senior Vice
                                    President -- Home Care Division from September 1992 to
                                    March 1994. Mr. Blouch served as Chief Financial Officer
                                    from May 1990 to May 1993 and Treasurer from March 1991 to
                                    May 1993.
  3. Thomas R. Miklich............  Thomas R. Miklich has been Chief Financial Officer,
                                    General Counsel and Treasurer since May 1993 and in
                                    September 1993 was named Secretary. Previously, Mr.
                                    Miklich was Executive Vice President and Chief Financial
                                    Officer of Van Dorn Company from 1991 to 1993, and Chief
                                    Financial Officer of The Sherwin-Williams Company from
                                    1986 to 1991.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                           MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR
    NAME AND BUSINESS ADDRESS               EMPLOYMENT HELD DURING THE LAST FIVE YEARS
----------------------------------  ----------------------------------------------------------
  4. Thomas J. Buckley............  Thomas J. Buckley was named Senior Vice President,
                                    Continuing Care & Distributed Products Group in November
                                    1997. Mr. Buckley was previously Vice
                                    President -- Standard Products from August 1995 to
                                    November 1997, and General Manager of Manual Wheelchairs
                                    from December 1994 to August 1995. From November 1993 to
                                    December 1994 Mr. Buckley was the Business Unit Leader of
                                    the Bed Products and Pressure Relief Business Units.
                                    Before this period, Mr. Buckley served as Director of
                                    Distribution.
  5. Joseph B. Richey, II.........  Joseph B. Richey, II has been a Director since 1980. In
                                    1992 he was named President -- Invacare Technologies and
                                    Senior Vice President -- Total Quality Management. From
                                    1989 to 1992, he was Senior Vice President and General
                                    Manager -- North American Operations and was Senior Vice
                                    President and General Manager -- Rehabilitation and
                                    Laboratory Division from 1984 to 1989. Mr. Richey also
                                    serves as a Director of Steris Corporation, Cleveland,
                                    Ohio, a Nasdaq listed manufacturer and distributor of
                                    medical sterilizing equipment, a Director of Royal
                                    Appliance Manufacturing Co., Cleveland, Ohio, a New York
                                    Stock Exchange listed manufacturer of vacuum cleaners, and a Director of Unique Mobility Inc., Golden, Colorado, an
                                    American Stock Exchange listed engineering concern and
                                    manufacturer of high efficiency permanent magnet motors
                                    and electronic controls.